Ramius Advisors, LLC

599 Lexington Avenue, 19th Floor

New York, NY 10022

June 2, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ramius Archview Event Credit Fund (the “Registrant”)
Registration Statement on Form N-2
File Nos.: 333-204148 and 811-23056

Ladies and Gentlemen:

On behalf of the Ramius Archview Event Credit Fund, pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above-referenced Registration Statement on Form N-2 filed with the Commission on May 14, 2015:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

In addition, the section on the facing page referring to Section 8(c) of the Act should be deleted.

Should you have any questions or require additional information, please do not hesitate to contact Matthew K. Kerfoot of Dechert LLP, external counsel to the Registrant, at (212) 641-5694.

Sincerely,

Ramius Archview Event Credit Fund

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	Sole Trustee